SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: May 17, 2005

SUPERCOM LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐  No  ☒

SUPERCOM LTD.

Form 6-K

TABLE OF CONTENTS

Page
Signatures	1
Exhibit Index	2

HEADER
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

Date: May 17, 2005	By:	/s/ Eyal Tuchman

Eyal Tuchman Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Announcement dated May 17, 2005